Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10736

SUPPLEMENT DATED NOVEMBER 28, 2017

TO OFFERING CIRCULAR DATED OCTOBER 20, 2017

HYLETE, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated October 20, 2017 of HYLETE, Inc. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to provide an updated disclosure regarding executive officers of the company. On November 28, 2017, Garrett Potter resigned from his position as Chief Financial Officer of the company, effective December 8, 2017. Upon his departure, the company’s executive officers and directors are listed below. The executive officers are full-time employees.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Ronald Wilson	Co-founder, CEO	49	Appointed to indefinite term of office March 26, 2012
Matthew Paulson	Co-founder	40	Appointed to indefinite term of office March 26, 2012
Directors
Ronald Wilson	CEO Director	49	Appointed to indefinite term March 26, 2012
Matthew Paulson	Common Director	40	Appointed to indefinite term March 26, 2012
James Caccavo	Series A Preferred Director	55	Appointed to indefinite term December 10, 2013
Kevin Park	Preferred Director	39	Appointed to indefinite term February 10, 2014
Courtney Reum	Independent Director	39	Appointed to indefinite term June 24, 2014

Ron Wilson, Co-founder, CEO and Director

Ron co-founded the company and has been CEO since 2012. He was also the founder of Jaco Clothing, Kelysus, and 180s, which grew to over $50 million in sales and achieved a ranking of #9 on Inc. Magazine’s 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and a Sports & Fitness Industry Association “Top 25 Leaders in Sporting Goods”. He holds a BS in Industrial and Systems Engineering from Virginia Tech and an MBA from The Wharton School.

Matt Paulson, Co-founder, Director

Matt co-founded the company with Ron in 2012 and is responsible for sales and business development. Earlier in his career, he also cofounded Xtreme Sponge, a cleaning supply company. Prior to HYLETE, Matt worked as the Director of Sales and Marketing for Jaco Clothing. He holds a BS from the Marriott School of Management, Brigham Young University, and an MBA from San Diego State University.

James Caccavo, Director

Jim has served as Managing Partner for Steelpoint Capital Partners, a San Diego based private equity firm, since 2003. He currently serves on the Board of Directors at SKLZ (2013-present), Greatcall (2007-present) and HookIt (2008-present).

Kevin Park, Director

Kevin has served as CFO/COO of Perverse Sunglasses since 2015, CEO for SimplePitch Ventures since 2011, and Advisor at TBG Equity since 2012.

Courtney Reum, Director

Courtney was the co-founder and CEO of VeeV Spirits from 2007-2016, and co-founded M13 Partners, a diversified holding and branding development company, in 2016. He currently serves on the Board of Directors at KeVita (2010-present) and Force of Nature by Laird Hamilton (2014-present).